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                                                               Exhibit 11(a)(11)


Contact:  London:
          Smithfield Financial
          John Kiely
          0171 360 4900

          New York:
          Kekst and Company
          Ruth Pachman
          212-521-4800

FOR IMMEDIATE RELEASE

           STAGECOACH RECEIVES EARLY TERMINATION OF HART-SCOTT-RODINO
                WAITING PERIOD FOR ITS ACQUISITION OF COACH USA

LONDON, ENGLAND, JUNE 30, 1999 -- Stagecoach Holdings plc today announced that it has received early termination of the Hart-Scott-Rodino waiting period in connection with its acquisition of Coach USA, Inc. (NYSE: CUI), including the tender offer by its subsidiary, SCH Holdings Corp., for all outstanding shares of common stock of Coach at a price of $42.00 per share. The termination of the waiting period satisfies the last major regulatory condition of the tender offer.

The tender offer remains subject to the approval of Stagecoach's shareholders and tender of at least a majority of Coach's common stock, as well as the other conditions described in the Offer to Purchase relating to the tender offer. As previously disclosed, Stagecoach has scheduled an extraordinary general meeting of its shareholders on July 19, 1999 to approve the acquisition of Coach.

The tender offer and withdrawal rights will expire at 10:00 a.m., New York City time, on Monday, July 26, 1999, unless the tender offer is extended in the manner described in the Offer to Purchase dated June 18, 1999.

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